KEYCORP
127 PUBLIC SQUARE
CLEVELAND, OHIO 44114-1306
October 26, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Christian N. Windsor, Special Counsel

Re:	KeyCorp Definitive 14A Filed March 21, 2007 File Number 01-11302

Dear Mr. Windsor:
     KeyCorp, an Ohio corporation (“we,” “us” or the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated August 21, 2007 (the “Comment Letter”) with respect to the Company’s definitive proxy statement on Schedule 14A filed March 21, 2007.
     Below are the Company’s responses to each comment in the Comment Letter. For the convenience of the staff, we have repeated each of the staff’s comments before the response.
General Comments on the Proxy
1.	You disclose on page 47 that officers are entitled to discounts on Key’s products. We also note your disclosure regarding Keycorp’s review of related party transactions on page 14. We are not able to find any discussion of the information required by Item 404(a), including the representations required by Instruction 4 to Item 404(a). Revise your disclosure to discuss any related party transactions.
     Response:
     Directors Meyer and Stevens are employees of the Company and, like all other employees (and on the same basis), are eligible to receive employee pricing or discounts on extensions of credit and other products subject to compliance with Federal Reserve Board Regulation O. In future filings, we will disclose the existence of any such discounts in our discussion of transactions between the Company and its directors.

Securities and Exchange Commission
October 26, 2007

Compensation of Executive Officers and Directors, page 20
2.	We note that the narrative discussion which accompanies a number of the tables includes disclosure which is remarkably similar to, or duplicative of information included in the Compensation Discussion and Analysis. Revise your narrative disclosure to provide the information required by the particular subsection and information necessary to understand the information included in the tables. Please use the Compensation Discussion and Analysis to discuss the goals of the compensation program and to discuss the analysis and judgments of the Compensation Committee.
     Response:
     In view of comment 8 below, in future filings we will move the Compensation Discussion and Analysis section before our tabular and narrative compensation disclosure, and reserve the Compensation Discussion and Analysis for discussion of the goals of the compensation program and the analysis and judgments of our Compensation and Organization Committee (the “Committee”) as requested. We believe that this rearrangement of the executive compensation presentation will help us eliminate much of the similarity or duplication of information in next year’s proxy statement because we will focus the narrative disclosure on the specific requirements of Item 402 of Regulation S-K. For example, much of the discussion that follows the Grants of Plan-Based Awards table on pages 22 through 24 will be covered in next year’s Compensation Discussion and Analysis, rather than included in the narrative that accompanies the Summary Compensation Table and the Grants of Plan-Based Awards Table. Additionally, we believe we can streamline our narrative disclosure for next year to help eliminate similarity and duplication of information.
     We note, however, that our narratives to the Summary Compensation Table and the Grants of Plan-Based Awards Table, the Pension Benefits Table, and the Nonqualified Deferred Compensation Table, although to some extent duplicative of information included in the Compensation Discussion and Analysis, do contain discussion of the material factors of such compensation elements that are necessary for an understanding of the information disclosed in the tables. In future filings, we will provide cross-references to the discussion of the material factors that are previously discussed in our Compensation Discussion and Analysis to avoid duplicative disclosure. Additionally, we note that some of the requisite information not set forth as narrative to the various compensation tables is set forth elsewhere in the 2007 proxy statement. For example, we provide a discussion of the material terms of Mr. Meyer’s employment agreement on page 31. We will include cross-references within the narratives to our compensation tables next year to indicate the location of the requisite discussion.

Securities and Exchange Commission
October 26, 2007

Summary Compensation Table, page 20
3. Revise the table to list the position held by each of the named executive officers.
     Response:
     In future filings, we will list the positions held by each of our named executive officers in the Summary Compensation Table.
Nonqualified Deferred Compensation, page 29
4.	On page 47 you disclose that a number of your deferred compensation plans and former pension plans were rolled into the Deferred Savings Plan. Revise your discussion to provide the information called for by Item 402(i)(3) with regard to the Deferred Compensation plan, including a discussion of how amounts for prior deferred compensation will be treated.
     Response:
     We note that effective December 29, 2006, which was the last business day of 2006, all balances under our Excess and Second Excess 401(k) and Deferred and Second Deferred Compensation Plans were merged into the Deferred Savings Plan. Under the Deferred Savings Plan, these balances will continue to be invested on a bookkeeping basis in funds that mirror those offered under our 401(k) Savings Plan. As a result, our Deferred Savings Plan was not in effect for any business days during 2006, and we did not discuss the Deferred Savings Plan in our narrative to the Nonqualified Deferred Compensation Table in our 2007 proxy statement in order to concentrate our disclosure on the deferred compensation plans and former pension plans that were substantially utilized by our employees during 2006. In our 2008 proxy statement, we will explain how the balances from the Excess and Second Excess 401(k) and Deferred and Second Deferred Compensation Plans were merged into the Deferred Savings Plan effective December 29, 2006, including how amounts from the prior plans will be treated.
Employment and Severance Arrangements, page 31
5.	Revise this section to analyze why the company structured the change in control agreements’ payment terms and arrangements as it has. Also, please discuss the extent to which the terms were the result of negotiations or were the result of an evaluation of similar benefits provided by peer companies. Please refer to Item 402(j) and Item 402(b)(1)(v) of Regulation S-K.
     Response:
     The policies reflected in our change of control agreements were adopted at the time of the merger of KeyCorp and Society Corporation in 1994. At that time, our change of control agreements were reviewed and analyzed as part of the merger, and the benefits and eligibility structure were standardized in early 1995 in order to help us retain our executive talent and minimize the possibility of financial loss to the Company while providing a financial bridge for our executives in the event of job loss.

Securities and Exchange Commission
October 26, 2007

     In 2005, the Committee re-evaluated, with the assistance of an independent compensation consultant, our change of control arrangements. The Committee, after reviewing relevant data based on peer company practices and market trends, approved reductions in certain features of our change of control agreements and severance policies as the result of its evaluation. These modifications to our change of control agreements were disclosed on page 31 of our 2007 proxy statement. We will include discussion of this process in our 2008 proxy statement along the lines above.
6.	Revise this section to quantify the value of the severance policy which applies to the named executives. We note that the severance policy provides for the maximum benefit amount to be paid to senior executives, regardless of service time. Please refer to Item 402(j) including Instructions 1 and 5 to Item 402(j) of Regulation S-K.
     Response:
     Under our Separation Pay Plan, which is applicable to all employees, our named executive officers are each entitled to 52 weeks of severance payments. In future filings, we will clarify that under a termination following a change of control, the named executive officers will not be paid under the Separation Pay Plan, but rather under their respective agreements. The amounts payable to named executive officers under the Company’s severance arrangements are quantified in the tabular and footnote disclosure on pages 34 and 35 of our 2007 proxy statement.
Director Compensation, page 36
7.	Revise the footnotes to disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).
     Response:
     In May 2003, the Company’s shareholders approved the Directors Deferred Share Plan as a replacement for the existing director’s stock option plan and began granting Phantom Common Shares (see page 38). With regard to equity awards, in future filings we will disclose any assumptions made in the valuations of the equity awards by reference to our financial statements, financial statement footnotes or Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K, as applicable.

Securities and Exchange Commission
October 26, 2007

Compensation Discussion and Analysis, page 39
8.	As discussed in the first paragraph of Section II(B)(1) of Release 33-8732, the compensation discussion and analysis is meant to be a narrative overview at the beginning of the compensation disclosure, putting into perspective the numbers in the tables that follow it. Accordingly, please move your compensation discussion and analysis to the beginning of your compensation section.
     Response:
     In future filings, we will move our Compensation Discussion and Analysis to the beginning of the compensation section.
9.	Most of your discussion regarding compensation decisions focuses upon the Committee’s determinations regarding the CEO, with occasional reference to the policies that affected the CEO’s direct reports. Revise your discussion to clarify whether the committee considered other factors in determining the compensation of the other named executive officers.
     Response:
     We note that, in our 2007 proxy statement, we discuss how the compensation of our named executive officers other than our CEO is determined on pages 41, 42, and 43; however, we will elaborate on these statements as requested. In the Committee’s review and approval of compensation of other named executive officers, the Committee solicits the input of the CEO with respect to the compensation of his direct reports, including the other named executive officers.
10.	You discuss the measurements of corporate performance that you target for short term, and on a cumulative basis, long term performance. Furthermore, you disclose that you target compensation with an eye toward relative corporate performance, indicating that your performance award portion is designed to award management with above median compensation when Keycorp outperforms its peers. However, your discussion of the corporate performance elements appears to indicate that absolute performance to plan, rather than relative performance determines the amount of the executive’s short term and long term compensation. Revise your discussion to explain how relative performance is measured and how it impacts compensation. To the extent that relative performance is considered by the Committee in making compensation adjustments, please discuss the impact of this consideration in some detail. Please refer to Item 402(b)(1)(ii and v) and Item 402(b)(2)(v) of Regulation S-K.

Securities and Exchange Commission
October 26, 2007

     Response:
     Prior to setting performance goals, which occurs within the first quarter of the year, the Committee with the assistance of its independent executive compensation consultant performs an evaluation of the performance goals, the calibration of those goals relative to the companies in its peer group and the competitive environment in the financial services industry. As a result the goals are calibrated to align pay for performance such that median performance delivers median pay levels compared to companies in the peer group. On a quarterly basis, the Company tracks and reports to the Committee the Company’s relative performance regarding earnings per share growth, return on equity and total stockholder return as compared to the medians achieved by the companies in its peer group. Although performance-based compensation for the named executive officers is initially determined based on absolute performance as compared with pre-determined performance targets under our incentive plans, as discussed in the 2007 proxy statement, the Committee retains discretion to evaluate this performance vis-a-vis the peer group and make compensation adjustments when compelled by our competitive environment and market conditions. In future filings, we will provide information about how the Committee evaluates and utilizes relative performance results in making compensation adjustments. This discussion will include explanation of the Committee’s use of discretion, and its methods for testing the aggressiveness of performance goals relative to actual industry performance to the extent that it is material to 2007 compensation decisions.
11.	You discuss performance targets, both for individual performance and for measurements of corporate level performance over a both a short-term and longer-term basis. However, you do not disclose the particular performance targets were for the named executives. Please disclose your targets or supplementally provide the staff with the confidentiality analysis supporting your decision not to disclose each material performance target, focusing on how you determined that the disclosure of the targets would expose Keycorp to Competitive harm. Also, since you determine performance targets in the first quarter, please discuss any material changes to the targets for the upcoming year. In the event that you determine that future performance targets are confidential, please provide the analysis of level of difficulty in reaching the undisclosed performance targets. Please refer to Instruction 4 to Item 402(b) and Item 402(b)(1)(v) and Item 402(b)(2)(v) of Regulation S-K.
     Response:
     As the Company disclosed in its definitive proxy statement, the Company delivers incentive compensation through annual incentive plans and through three-year incentive plans, as further described in this response:

Securities and Exchange Commission
October 26, 2007

•	Annual Incentive Compensation Plans. The Company has two annual incentive plans — the Annual Incentive Plan and the Annual Performance Plan. For the Annual Performance Plan, each year a maximum bonus pool is established based on the Company’s total revenue, and awards to the CEO and other named executive officers are made using the financial and non-financial performance goals established under the Annual Incentive Plan. For the Annual Incentive Plan, each year the Committee establishes financial and non-financial performance goals for the CEO and financial performance goals for the other named executive officers, while the CEO establishes the non-financial performance goals for the other named executive officers. These financial goals consist of both company and individual metrics. In 2006, the Company financial goals for the CEO and the other named executive officers consisted of threshold, target and maximum levels of each of:
◦	an earnings per share (EPS) target;

◦	a return on equity (ROE) target; and

◦	an economic profit added (EPA) target.
Each of EPS, ROE and EPA are defined and further described in the definitive proxy statement on pages 39 and 40. Each named executive officer also had individual revenue and expense goals for 2006 based on the Company’s line operating plans and objectives. Finally, the non-financial goals for the named executive officers in 2006 consisted of a quantifiable credit quality factor and non-quantifiable factors consisting of compliance and leadership.
•	Long-Term Incentive Compensation Plans. For each of the three-year performance cycles under the Company’s Long-Term Compensation Plan, the Committee again establishes threshold, target and maximum levels for a cumulative financial performance goal consisting of:
◦	an EPS target;

◦	a ROE target; and

◦	an EPA target.
     In reliance on Instruction 4 to Regulation S-K Item 402(b), the Company believes that disclosure of the specific threshold, target and maximum levels for its EPS, ROE and EPA financial performance goals, and disclosure of the named executive officers’ individual credit quality, revenue and expense goals, as discussed in the Company’s 2007 proxy statement under both the subheadings “Incentive Compensation Plans” and “Long-Term Incentive Compensation,” would cause the Company competitive harm when analyzed under the standard embodied by Exemption 4 of the Freedom of Information Act.

Securities and Exchange Commission
October 26, 2007

     The Company has included considerable qualitative information in its definitive proxy statement about the metrics that it uses to award both short-term and long-term incentive compensation. However, inasmuch as the Company believes that specific quantification of its EPS, ROE and EPA targets, and the named executive officers’ individual credit quality, revenue and expense targets, would expose confidential commercial or financial information that is not apparent from a review of the Company’s financial results in the aggregate, the Company has not included that disclosure in either the definitive proxy statement or in this response letter.
     As discussed in the definitive proxy statement, for both its annual and long-term incentive compensation plans, the Company uses operating and financial performance goals linked not to an annual operating plan, but to the Company’s confidential three-year strategic plan, which is reviewed and approved by the Board of Directors in closed-door session. The EPS, ROE, EPA, and individual credit quality, revenue and expense targets chosen each year by the Committee (the “Financial Targets”) do not just reflect single-year ambitions, but reflect the Committee’s expectations regarding the Company’s financial and operating performance over multiple years if the business model outlined in the three-year strategic plan is successfully pursued.
     Revelation of these expectations would cause competitive harm to the Company in at least two ways. First, annual disclosure of the Financial Targets would allow the Company’s competitors eventually to “reverse engineer” the Company’s confidential business model and three-year strategic plan, enabling them to counter the Company’s strategy with targeted initiatives. Second, even after-the-fact disclosure of the Financial Targets would allow the Company’s competitors to discern confidential financial and operational trends for recent years, which could in turn help reveal the Company’s likely business judgment regarding its current financial and operational prospects. The Company believes that involuntary disclosure of its business model, strategic plan, and financial and operational trends would include disclosure of sensitive information that cannot be disclosed to its competitors without causing competitive harm.
     The remaining individual non-financial goals for the named executive officers in 2006, which consisted of compliance and leadership, are discretionary factors reviewed by the Committee only after the completion of the annual performance period. As a result, target levels are not established for these factors by the Committee and cannot be quantified.
     Based on the above analysis, the Company believes it has a sufficient basis under the standard embodied by Exemption 4 of the Freedom of Information Act to keep its EPS, ROE and EPA targets, and the named executive officers’ individual credit quality, revenue and expense targets, confidential.
     In view of the rigorous process the Company follows in setting its performance targets within the context of its overall strategic plan, in general, the Company characterizes both its short- and long-term performance objectives as aggressive yet

Securities and Exchange Commission
October 26, 2007

achievable. As a result, given the unpredictability of the Company’s business, the level of realization of various performance targets has varied significantly from year to year. To the extent that the Company did not disclose its performance targets in its 2007 proxy statement, we also do not currently anticipate disclosing performance targets in future years. We did not change our performance targets mid-year.
     The Committee conducts a performance calibration analysis with the assistance of its independent executive compensation consultant in its goal setting process (referenced in the response to comment 10 above). Given the analysis noted above, the Company is aware of the requirement to discuss how difficult it will be for the Company to achieve the financial goals and how likely it will be for named executive officers to meet or exceed individual financial targets during the 2007 performance period in our 2008 proxy statement.
12.	It appears that you use additional benchmarks to determine median pay for “Line of Business” executives. If any of the named executives are considered “Line of Business” executives, or otherwise are benchmarked against firms different from the peer group which you discuss on page 39, please disclose how the benchmark is used and name its components. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.
     Response:
     Mr. Bunn is our senior executive officer for our national banking line of business, which generally includes our capital markets, leasing and real estate businesses. We have determined that competition for top executive talent in Mr. Bunn’s line of business varies from that in our mainstream community banking business. In order to properly capture the factors that influence median pay in the national banking line of business, the Committee reviews survey data for entities engaged in capital markets, leasing and real estate businesses, some of which are not part of our peer group discussed on page 39 of our 2007 proxy statement. To the extent that we continue to utilize this additional survey data (or other factors) to determine Mr. Bunn’s (or other line of business executives’) median pay, we will discuss the benchmarks that are used, and name their components, for each of our named executive officers in our 2008 proxy statement.
13.	You discuss individual performance measures which are considered in determining the named executive’s payouts under your compensation plans, including the Annual Performance Plan. Please disclose the extent to which these individual targets impact the compensation awarded to the named executive officers. For example, discuss any threshold level of individual performance, and the extent that these performance measures are something which the Committee considers in using its discretion to adjust payouts. Please refer to Item 402(b)(2)(v) and (vi) of Regulation S-K.

Securities and Exchange Commission
October 26, 2007

     Response:
     The primary factors our Committee considers when determining our named executive officers’ compensation are the financial metrics we have discussed in detail in our Compensation Discussion and Analysis on page 41 and 42. To a lesser extent, we also consider the individual performance by each of our named executive officers during the course of the year, as evaluated by the Committee and supplemented by our CEO in the case of our other named executive officers. As discussed below in our response to comment 19, our CEO reviews the performance results of our senior management team, including our other named executive officers, and provides his opinions to aid our Committee in their final assessment of individual performance. However, the individual performance qualities that we may consider do not lend themselves to numerical quantification of the applicable levels of performance. In our 2008 proxy statement, we will provide information regarding the individual accomplishments of the named executive officers and an explanation of how individual performance evaluations have impacted, if at all, compensation awarded to the extent it is material.
14.	It appears that the Committee used its discretion to adjust a number of measurements used to determine compensation earned during 2006. Revise your discussion of adjustments made to compensation measurements and payout levels by the Committee to discuss the effect of any discrete adjustment upon the amount of compensation paid. Please also note any time in which the adjustments affected the compensation of individual named executives rather than the group as a whole. Please refer to Item 402(b)(1)(v) and 402(b)(2)(vi) of Regulation S-K.
     Response:
     In 2006, several long-planned divestitures were executed. As a result, our Committee used its discretion to increase our short- and long-term incentive compensation payouts in order to address the impact on our financial results (and thus incentive compensation program calculations) of our discontinued operations. The impact of these discontinued operations on our financial results, including the nature of those that factored into determination of incentive compensation payouts, are disclosed in our financial statements and notes to financial statements included in our Annual Report on Form 10-K (see Note 3 to our financial statements for the twelve months ended December 31, 2006 for more information). Any adjustments related to these discontinued operations affected each of our named executive officers consistently. In future filings, we will include discussion of the Committee’s use of discretion regarding adjustments to compensation measurements and payout levels, including the impact, if any, of such discretion on individual named executive officers rather than the group as a whole to the extent it is material to compensation decisions.
15.	You paid a significant bonus to Ms. Mooney as part of her compensation for joining Keycorp. Revise your discussion to discuss the extent to which recruitment and retention bonuses are part of the compensation program for KeyCorp and discuss how the size of these bonuses are determined. Please refer to Item 402(b)(1)(ii) and 402 (b)(1)(v) of Regulation S-K.

Securities and Exchange Commission
October 26, 2007

     Response:
     The recruitment portion of our compensation program follows the same market-driven principles as the other aspects of the compensation program. In situations in which we do offer recruitment compensation, we begin by establishing a target compensation level for the position that we are trying to fill. As a general principle, our Committee seeks to offer recruitment compensation in the form of long term awards with accompanying retention or forfeiture features. With respect to newly recruited executive officers (if any), we will provide disclosure about the factors affecting our recruitment compensation decisions as the situation arises.
16.	There appears to be significant differences in the amounts paid to Mr. Meyer and the amounts paid to the other named executive officers. Revise the disclosure to discuss the reasons that the Committee determined that the disparity in the amount of compensation of the Chief Executive compared to the other named executives was consistent with Keycorp’s compensation program. In the last paragraph of Section II(B)(1) of Release 33-8732A, the Commission clarified that material differences in the compensation policies between the named executive officers should be discussed.
     Response:
     To the extent there are differences between the amounts paid to the CEO and our other named executive officers; they are based on the application of our compensation philosophy and practices as disclosed in our 2007 proxy statement. We would note that we do not currently have a Chief Operating Officer. As we discuss in further detail in our response to comment 17 below, our Committee has evaluated and established the compensation levels for our named executive officers based on its evaluation of survey data and comparison with the compensation practices of the entities for comparable positions in our peer group. This application of the compensation philosophy results in differences in target pay that are market-driven. In the future, the Company will consider whether any differences in compensation that are not market-driven are material and require disclosure
Long-Term Incentive Compensation, page 43
17.	You disclose that the size of Mr. Meyer’s long term incentive awards was based upon “market data” reflecting the long term awards made for CEO’s of peer institutions. Please clarify how the Committee used the results of “market data” in setting any material portion of the compensation paid to your named executive officers. Furthermore, if the Committee considers other factors in adjusting compensation based upon the pay practices of peer institutions, please clarify how the award amounts are established. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Securities and Exchange Commission
October 26, 2007

     Response:
     For 2006, our Committee considered the median base salary, annual incentive compensation, and long-term incentive compensation amounts paid to the CEOs of the entities in our peer group as stated in the 2007 proxy statement in connection with determining the CEO’s long term incentive awards. In the future, when referring to how the Company determines compensation for any of our named executive officers, including our CEO, we will describe our process along the following lines:
•	Obtaining Comparable Compensation Information. We obtain information from peer group or industry surveys conducted by Hewitt Associates and Towers Perrin regarding salary and short-term incentive and long-term incentive compensation at the 25th, 50th and 75th percentile for comparable positions at entities within our peer group. We review job responsibilities regarding those comparable positions to confirm that executives holding those positions perform comparable duties when compared to the duties of our named executive officers. We also compare the compensation information against the data we obtained during the prior year for those positions to determine whether there are any identifiable variations in compensation practices.

•	Analyze Comparable Compensation Information. We develop salary and short-term and long-term incentive compensation targets. Those salary and incentive compensation targets, prepared by management, are reviewed by Mercer Human Resources Consulting, the Committee’s independent compensation consultant.

•	Approval of Compensation Amounts. The Committee, working with its independent compensation consultant, reviews the recommended compensation targets at its regularly scheduled November meeting, at which time it asks questions and seeks more information about our recommendations. The Committee then considers the recommendations over the course of two months before approving final compensation amounts for approximately 35 management positions (including our named executive officers) at its regularly scheduled January meeting.
     Instead of using the term “market data” in our 2008 proxy statement, we will include a discussion of this process and the information considered by our Committee when discussing how it determined the long-term incentive compensation for each of our named executive officers.

Securities and Exchange Commission
October 26, 2007

Executive Stock Ownership Guidelines, page 45
18.	We note that the length of time that new executive officers have in order to meet stock ownership guidelines varies from three to five years to reach the required ownership level. In future filings, please clarify the amount of time Ms. Mooney has to meet the guidelines.
     Response:
     In general, our Committee expects that, during our stock ownership guideline timeframes, our new executive officers will demonstrate progress and intent to meet the stock ownership guidelines established for them. All executives, including Ms. Mooney, who are subject to the ownership guidelines are encouraged to meet or exceed their defined ownership levels within three years of the date they become subject to the guidelines and are required to comply within five years. We will explain the application of these timeframes in our 2008 proxy statement
Governance, page 49
19.	It appears that Mr. Meyer has a significant role in determining the compensation amounts and performance targets of his direct reports, including the other named executive officers. Revise your disclosure to discuss, the role of Mr. Meyer and any other executive officer in determining compensation. Please refer to Item 407(e)(ii) of Regulation S-K.
     Response:
     As discussed in our response to comments 9 and 13 above, our Committee seeks and takes into account the CEO’s views and recommendations regarding the compensation of his direct reports as one of several inputs in making its final compensation decisions. Keeping in mind that our compensation plan targets serve as only the starting point for each executive’s compensation, our Committee considers the CEO’s observations and recommendations as well as information regarding peer performance and input from its independent compensation consultant. We will discuss the CEO’s role in providing compensation views and recommendations to our Committee regarding his direct reports in our 2008 proxy statement.
* * *
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in our 2007 proxy statement, that staff comments or changes to disclosure in responses to comments do not foreclose the Commission from taking any action with respect to our 2007 proxy statement, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Securities and Exchange Commission
October 26, 2007

     If you have any questions regarding these matters, please do not hesitate to contact the undersigned.

Sincerely,
/s/ Steven N. Bulloch
Steven N. Bulloch
Assistant Secretary